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                                  EXHIBIT 99.1

                 CHARTERED ISSUES CLARIFICATION ON MEDIA ARTICLE

With reference to the Bloomberg article "Chartered Semiconductor Needs Additional Financing for 2004" dated 14 March 2003, Chartered Semiconductor Manufacturing Ltd ("Chartered") would like to make the following clarification:

We have stated the following in our regulatory filing (Form 20-F, 2002): "For the year 2004, we will require additional financing in order to complete our capital expenditure and research and development expenditure projects currently in progress and contemplated and to meet our working capital needs."

Accordingly, the above statement referring to the additional financing encompasses not only current but also contemplated projects. Our contemplated projects are market dependent and if the market conditions do not support our projects, we may not require additional financing in 2004.

Based on our current expectations and our current cash balance, we have sufficient funds for Chartered's capital expenditure in 2003 and going into 2004 as previously indicated. Chartered's announced capital expenditure for 2003 is US$275 million.